

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2011

<u>Via Facsimile</u>
Mr. Keith Berman, Chief Financial Officer
instaCare Corp.
2660 Townsgate Road
Suite 300
Westlake Village, CA 91361

> **Re: instaCare Corp.**
> **Item 4.01 Form 8-K**
> **Filed March 31, 2011**
> **Item 4.01 Form 8-K/A**
> **Filed April 12, 2011**
> **File No. 0-33187**

Dear Mr. Berman:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

/s/ Dave Walz

Dave Walz
Staff Accountant